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                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                  FORM 10-SB/A
                                 Amendment No. 3


                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                              VALUESTAR CORPORATION
                 (Name of Small Business Issuer in its charter)


         Colorado                                        84-1202005
         --------                                        ----------
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)


1120A Ballena Blvd., Alameda, California,                             94501
-----------------------------------------                             -----
(Address of principal executive offices)                           (Zip Code)

                    Issuer's telephone number (510) 814-7070


Securities to be registered under Section 12 (b) of the Act:  NONE

Securities to be registered pursuant to Section 12(g) of the Act:

                         Common Stock, $.00025 par value
                         -------------------------------
                                (Title of Class)
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



The Company hereby amends the following: Part I, Item 2 and Part II, Part F/S and Part III, Item 1 and 2, of its Form 10-SB filed May 29, 1997 as amended by Form 10-SB/A, Amendment No. 1 filed on August 18, 1997 and Form 10-SB/A, Amendment No. 2 filed on September 18, 1997.



                           FORWARD-LOOKING STATEMENTS

THE FORWARD-LOOKING STATEMENTS IN THIS REGISTRATION STATEMENT REFLECT THE COMPANY'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND FINANCIAL PERFORMANCE. THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES, INCLUDING THOSE DISCUSSED HEREIN, AND UNDER BUSINESS RISKS, THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM HISTORICAL RESULTS OR THOSE ANTICIPATED. IN THIS REPORT, THE WORDS "ANTICIPATES," "BELIEVES," "EXPECTS," "INTENDS," "FUTURE" AND SIMILAR EXPRESSIONS IDENTIFY FORWARD-LOOKING STATEMENTS. READERS ARE CAUTIONED TO CONSIDER THE SPECIFIC RISK FACTORS DESCRIBED BELOW AND NOT TO PLACE UNDUE RELIANCE ON THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN, WHICH SPEAK ONLY AS OF THE DATE HEREOF. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY REVISE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES THAT MAY ARISE AFTER THE DATE HEREOF.

Item 2. Management's Discussion and Analysis or Plan of Operation.

Overview
The Company's revenues are generated primarily from research and rating fees paid by new and renewal businesses, license fees from qualified applicants and renewals and from the sale of information products and services. The Company from time to time provides discounts, incentives from basic pricing and may provide satisfaction guarantees to first time applicants and also from time to time extends payment terms on the annual license fee.

License fees are recognized when material services or conditions relating to the certification have been performed. The material services are the delivery of certification materials and manuals along with an orientation and the material condition is the execution of the license agreement specifying the conditions and limitation on using the certification. The Company currently charges businesses $995 and up for use of the certification which must be renewed each year.

Research and rating fee revenue is deferred until the research report is delivered. The basic research and rating price is $470. The Company currently offers a $400 promotional discount to new applicants. For most licensees the research covers a two year period and the Company charges $70 for mid-term ratings. Approximately 70% of applicants successfully pass the Company's research and rating requirements and are eligible for certification and more than 90% of eligible applicants license the certification. More than 90% of renewal applicants pass subsequent ratings. The Company provides reserves for any satisfaction guarantees. Sales of information materials and other services are recognized as materials are delivered or shipped or services rendered.


Commencing in January 1995, the Company changed the third-party research portion of its licensee qualifications from qualifying an applicant for a one year period to a two year period. The Company expenses research and rating costs as incurred. Prior to the restatements described below, the Company had previously deferred a portion of rating costs to match the mid-term rating.

Costs incurred in printing and distributing the Company's Consumer ValueStar Report publication published in January and July and any related revenues are recognized upon publication. Prior to the restatements described below, the Company had previously amortized such costs over the six month life of each publication.


Effective July 1, 1994, with the adoption by the Company of Statement of Position No. 93-7 (SOP 93-7), Reporting on Advertising Costs, certain customer acquisition costs are deferred and amortized over a twelve month period on a straight-line method starting in the month incurred. These costs, which relate directly to targeted new licensee solicitations, primarily include targeted direct-response advertising programs consisting of telephone sales, printing and mailing costs. No indirect costs are included in deferred customer acquisition costs. Costs incurred for other than specific targeted customers, including general marketing and customer support expenses, are expensed as incurred.

Effective January 1, 1997, the Company modified new licensee solicitation primarily to telephone sales targeted directly and specifically to direct revenue-generating responses. No change was made to the amortization period. Any direct mail, advertising or costs associated with supporting telemarketing or generating leads and other general marketing expenses, are expensed as incurred.


The net effect of capitalizing and amortizing deferred costs was a reduction in costs and expenses of $13,781 and $35,506 for the nine months ended March 31, 1997 and 1996, respectively and $59,964 and $9,198 for the fiscal years ended June 30, 1996 and 1995, respectively.


The Company estimates new licensees have an average life exceeding four years. Since the Company's annual licensee renewal rate has averaged more than 75% during the last three fiscal years and renewals provide margin in excess of renewal costs, the Company believes deferred costs will be realized from future operations. Deferred costs are periodically evaluated to determine if adjustments for impairment are necessary.


Since inception the Company has been growing and developing its business and has incurred losses in each year since inception and at March 31, 1997 had an accumulated deficit of $3,688,285. There can be no assurance of future profitability.


Effect of Growth in New Licensees and License Renewals
Since a considerable portion of the Company's operations are engaged towards the solicitation of new service and professional business applicants in order to expand the base of licensees, the Company incurs substantial costs towards this activity. Currently the Company is only deferring direct telephone sales costs and amortizing them over twelve months.

The Company's renewal licensees contribute higher gross margins than new applicants due to reduced sales costs. Also a growing and larger base of licensees reduces the costs (relative to revenues) associated with printing and distributing the Company's Consumer ValueStar Report, maintaining the ValueStar.com Internet site, providing voice-text services and other marketing and promotion expenses. The marginal costs of including more licensees in these media is minimal compared to the base printing, distribution and maintenance costs.

The Company believes as a market territory matures and the Company has a larger base of licensees then many fixed and indirect costs will decline as a percentage of revenues. The Company's operations require that it achieve a critical mass of licensees sufficient to cover general management, overhead and indirect costs of operations. Management estimates based on the current cost structure that this critical mass is approximately 900 licensees. There can be no assurance the Company can achieve this level of licensees and thereafter, if achieved, operations can be impacted by changes in the cost structure and growth rates (due to the lower margins associated with first year licensees).

The following table illustrates the changes in licensees and renewal rates for the nine months ended March 31, 1997 and for the fiscal years ended June 30, 1996 and 1995.

                                 Nine Months Ended    Fiscal Year Ended June 30,
                                 March 31, 1997           1996        1995

Licensees - beginning of period       319                 158         140
Licensees up for renewal             (201)               (158)       (140)
Renewals                              155                 123         119
Renewal Percentage                     77%                 78%         85%
New licensees                         379                 206          44
Adjustments (1)                        (4)                (10)         (5)
Licensees - end of period             648                 319         158

      (1) Non passing renewals, out-of-period renewals and terminations.

At March 31, 1997 the Company had 315 (275 new and 40 renewal) prospective licensees in the application and rating phase. Generally there is a 60 day period between the initial signup of an applicant and the execution of a license agreement for successful applicants. Based on management's experience, these 315 prospective licensees are expected to represent approximately $350,000 of revenues that should be recognized in the fourth fiscal quarter (generally analogous to backlog).

Effective January 1, 1997 the Company changed its new business marketing focus to telephone sales from a field sales force. Initial response has resulted in a significant increase in applicants for ratings and reduced unit sales costs. During the third fiscal quarter ended March 31, 1997, 352 businesses applied to be rated versus 241 for the comparable quarter of the prior year (when a direct sales force was the major marketing component).

Results of Operations
Revenues. Revenues consist of license fees from new and renewal business licensees, rating fees from new and renewal business applicants, sale proceeds from information materials and premium listings, and other ancillary revenues. The Company reported total revenues of $410,269 for the fiscal year ended June 30, 1996, a 65% increase over fiscal 1995 revenues of $248,776. Revenues for the nine months ended March 31, 1997 were $578,175 a 129% increase over revenues of $252,501 for the comparable period of fiscal 1996. During the fiscal year ended June 30, 1996 license fees accounted for 74% of revenue (62% for the prior year) and for the nine months ended March 31, 1997 license fees accounted for 72% of revenues (68% prior comparable period). The growth in revenues is the result of improved new sales velocity and the impact of a larger base of renewals.

In January 1995 the Company changed to a two year rating period which over time reduces costs of sales. During fiscal 1996 and the first half of fiscal 1997 the Company experimented with various direct mail and direct sales methods.
Effective January 1, 1997 the Company changed from a field sales force to telephone sales to obtain new rating applicants. The Company believes, based on its over 75% renewal rate, that investments in new licensees will contribute to greater recurring revenues in future periods. At March 31, 1997 the Company had 315 applicants in various stages of rating, effectively a (anticipated revenue) backlog estimated at $350,000 to be recognized in the fourth fiscal quarter ending June 30, 1997 from license fees. Primarily as a result of this anticipated revenue, management believes, but there can be no assurance, that the fourth quarter will be a record revenue quarter exceeding $450,000 compared to $157,768 for the fourth quarter of the prior year. This anticipated result is due, in part, to improved telephone sales and a growing mass of renewing licensees.


Cost of Revenues. Cost of revenues consist primarily of rating costs paid to third parties for performing customer satisfaction research on business applicants, in-house staffing and costs related to auditing and rating of applicants and costs of information products and licensing materials. Cost of revenues represented 59% of sales in fiscal 1996, an increase from the 38% incurred in 1995. During fiscal 1996, the Company expanded its audit and rating staff to handle increased volume. Also during fiscal 1996 the Company increased its use of rating discounts to attract new licensees, thereby reducing revenues from first year licensees. For the nine months ended March 31, 1997 costs of revenues were 55% of revenues compared to 51% for the comparable prior period. The increase results from early year price increases for third party rating and the increased percentage of first year rating amortization. Commencing approximately November, 1996 the Company made internal changes to make ratings more efficient and arranged for improved third party pricing with the goal of reducing future rating costs. Management anticipates that cost of revenues should decline as a percentage of revenues in future periods resulting from such changes and revenue growth.


Selling, Marketing and Promotion Expenses. Marketing and selling costs in fiscal 1996 aggregated $602,585 compared to $171,288 in fiscal 1995. At the end of fiscal 1995 the Company had 3 sales and marketing personnel which increased to 17 at the end of fiscal 1996. Marketing and sales personnel costs increased to $365,000 in fiscal 1996, $301,000 more than fiscal 1995. This included the addition of a sales manager and significant increases in direct sales personnel.

Included in marketing and selling expenses in fiscal 1996 and 1995 are marketing and promotion expenses consisting primarily of printing and distribution costs of the Company's Consumer ValueStar Report publication targeted at consumers. Printing and distribution costs increased from $60,000 in fiscal 1995 to $89,000 in fiscal 1996 from increased quantities and broader distribution. Other marketing and promotion expenses associated with expanding awareness of ValueStar Certified increased from $31,000 in fiscal 1995 to $74,000 in fiscal 1996. During fiscal 1996 the Company expended $26,000 developing and supporting its voice-text services whereas in fiscal 1995 the Company expended $8,000.

For the nine months ended March 31, 1997 the Company expanded its income statement classification to segregate marketing and promotion expenses as a separate category from direct sales costs due to the increased level of expenditures and a significant paid media effort targeted at consumers to increase awareness of ValueStar's program. Sales costs for the nine months ended March 31, 1997 were $697,358 compared to $295,496 for the comparable prior period. The $401,862 increase included a $321,000 increase in personnel costs to $565,000 due to increased staffing and the addition of one senior marketing manager. Direct mail costs increased by $83,500 to $100,800 due to significant increases in business awareness mailings which are expensed as incurred.

Marketing and promotion expenses consist of costs associated with efforts to raise awareness of ValueStar Certified and the ValueStar program. These expenditures are not required by the Company's license agreements but tend to enhance consumer awareness to benefit the Company's marketing and brand awareness. Marketing and promotion expenses for the nine months ended March 31, 1997 were $546,375 or 94% of revenues compared to $103,680 for the nine months ended March 31, 1996, an increase of $442,695. Expenses associated with the publication and distribution of the Consumer ValueStar Report were $173,600 during the nine months ended March 31, 1997 compared to $68,000 in the prior period, an increase of $105,600 due primarily to increased units and expanded pages. During the nine months ended March 31, 1997 the Company expended $189,000 on paid advertising targeted at supporting licensees by expanding consumer awareness of ValueStar Certified. No paid advertising was employed in the prior year. In fiscal 1997 the Company added a full-time public relations manager and expended $107,000 on public relations, communications and events targeted at increasing brand awareness. This compares to $10,000 for the prior nine month period. And during the nine months ended March 31, 1997 the Company expended $24,000 for voice-text and Internet listings compared to $5,000 in 1996.

Sales and marketing expenses are subject to significant variability based on decisions regarding the timing and size of distribution of Consumer ValueStar Report and decisions regarding direct mail activities, paid advertising, public relations and market awareness efforts. The Company anticipates continuing to make significant expenditures in marketing and promotion efforts as the Company supports a growing licensee base but anticipates a decreasing percentage of revenues as revenues grow.

General and Administrative Expenses. General and administrative expenses consist primarily of expenses for finance, office operations, administration and general management activities, including legal, accounting and other professional fees. They totaled $330,421 for fiscal 1996 compared to $196,763 for fiscal 1995. The major increases included a $37,000 increase in personnel costs due to additional personnel, a $66,000 increase in occupancy related costs primarily due to expanded space and telephone expenses, and a $30,000 increase in corporate costs including legal and accounting. As most of the Company's efforts are in sales and marketing and customer support, the Company does not anticipate as large of increases in general and administrative costs as in other costs as revenues increase. For the nine months ended March 31, 1997 general and administrative costs were $354,707 compared to $209,326 for the comparable prior period. The major increases include a $40,000 increase in personnel costs to $128,000 due to additional personnel, a $60,000 increase in occupancy related costs to $125,000 including expanded space and telephone expenses, and a $10,000 increase in corporate costs to $31,000.

To date development expenses associated with the design, development and testing of the Company's programs and services have not been material and are included in sales and marketing or general and administrative expenses (if performed by executive management). In the future, as the Company develops new programs or services, it anticipates that it may segregate development expenses as an expense category.


The Company had a loss of $772,700 in fiscal 1996 compared to a loss of $649,303 in fiscal 1995 which included a $428,750 non-cash compensation expense related to the release of escrow shares. The net loss for the nine months ended March 31, 1997 was $1,344,613 compared to $490,250 for the nine months ended March 31, 1996. The increased loss resulted primarily from increased selling and marketing and customer support expenses targeted at growing the Company's program. The Company anticipates it will continue to experience operating losses until it achieves a mass base of renewing licensees as it pursues aggressive growth in new licensees. Achievement of positive operating results will require obtaining a sufficient base of licensees and renewal licensees to support operating and corporate costs. There can be no assurance the Company can sustain renewal rates or achieve a profitable base of operations.


Liquidity and Capital Resources
Since the Company commenced operations it has had significant negative cash flow from operating activities. The negative cash flow from operating activities was $722,518 for the fiscal year ended June 30, 1996, and $212,423 for the fiscal year ended June 30, 1995. At June 30, 1996 the Company had working capital of $277,681. For the nine months ended March 31, 1997 negative cash flow from operating activities was $1,163,390 due to the heavy investment in licensee growth and support. Working capital at March 31, 1997 was a deficit of $167,211. Included in working capital at June 30, 1996 was net accounts receivable of $93,020 representing approximately 83 days of revenues and an annual turnover ratio based on total revenues of approximately 4.4. At March 31, 1997 net accounts receivable were $203,994 representing approximately 97 days of revenues and an annual turnover ratio of approximately 3.8. The increase in accounts receivable and reduced turnover results from an increased use of extended terms and lower ratio of full pay renewals. Management also spent efforts in the third fiscal quarter expanding the telephone sales department and less effort on collections which have been renewed in the fourth quarter. Management believes that 80 to 90 days sales in receivables is reasonable based on the nature of the Company's business. At March 31, 1997 the Company has not experienced and does not anticipate any significant accounts receivable recoverability problems.

The Company has financed its operations primarily through the sale of common equity and shareholder loans subsequently converted to common stock which combined provided $1,439,200 during fiscal 1995 and 1996. During this same period $934,941 of cash was used in operating activities, $39,839 for capital expenditures and $48,600 to reduce shareholder loans. During the two year period cash increased from $12,888 to $454,809. For the nine months ended March 31, 1997 the Company obtained $790,000 from the sale of common equity and $100,000 from short-term notes renegotiated with a maturity of September 30, 1998. During this period $1,163,390 of cash was used in operating activities and $17,565 for capital expenditures.

Other than cash on hand of $163,854 at March 31, 1997 and accounts receivable of $203,994, the Company has no material unused sources of liquidity at this time and the Company expects to incur additional but reduced operating losses in future fiscal quarters as a result of continued operations and planned investments in licensee growth. The timing and amounts of these expenditures and the extent of operating losses will depend on many factors, some of which are beyond the Company's control. At March 31, 1997, based on management's experience, the 315 prospective licensees in various stages of rating are expected to represent approximately $350,000 of revenues that should be recognized in the fourth fiscal quarter. New and renewal sales in April, 1997 should also be recognized in the fourth quarter bringing management's fourth quarter revenue estimate to over $400,000 with no significant changes in fixed operating costs.

On June 30, 1997 the Company completed the sale of $200,000 of equity financing to supplement its working capital and fund growth in licensees.

The Company believes, but there can be no assurance, given the above sources of liquidity and the combination of anticipated renewal revenues, expanded new sales efforts and licensee growth, that it will require approximately $300,000 of additional funding for the next twelve months. However should actual results differ significantly from management's plans, then the Company may require substantially greater additional operating funds. There can be no assurance that additional funding will be available or on what terms. Potential sources of such funds include shareholder and other debt financing or additional equity offerings. In such an event without additional funding the Company will be required to curtail or scale back staffing and operations in more reliance on higher profitable renewals and limit new licensee growth.

The Company intends to expand operations beyond the greater Bay and Sacramento areas in the future, however any significant expansion will require additional funds. Potential sources of any such funds may include shareholder and other debt financing or additional offerings of the Company's equity securities. There can be no assurance that any funds will be available from these or other potential sources.


Restatement of Financial Statements:
The Company restated its financial statements for the years ended June 30, 1996 and 1995 to reflect the following changes in accounting methods: expensing certain costs associated with its rating and research fees that had previously been deferred and amortized; expensing marketing and selling costs associated with the printing and distribution of the Company's consumer publication that had been previously deferred and amortized; and to recognize the fair value of 1,225,000 shares of common stock released from escrow as a non-cash charge to income in the period in which the shares were released. The Company believes the deferral changes better reflect the matching of costs with related revenues. As a result of these changes deferred costs at June 30, 1995 were reduced by $50,632 with a corresponding decrease on total assets and stockholders' equity and deferred costs at June 30, 1996 were reduced by $64,004 with a corresponding decrease on total assets and stockholders' equity. The impact of these accounting changes on the Company's financial results as originally reported are as follows:

                                              Fiscal 1996                         Fiscal 1995
                                    As Reported      As Restated       As Reported      As Restated
         Net loss                   $(759,328)       $(772,700)        $(169,921)       $(649,303)
         Net loss per share         $(0.14)          $(0.14)           $(0.04)          $(0.16)

Corresponding adjustments were made in the interim statements consistent with restatements of results for the fiscal years ended June 30, 1996 and 1995. At March 31, 1997 deferred costs were reduced by $166,533 with a corresponding decrease on total assets and stockholders' equity. As a result of this adjustment and a like adjustment at the prior interim period, the net loss for the nine months ended March 31, 1997 and 1996 was increased by $102,529 ($0.01 per share) and $43,586 ($0.01 per share), respectively.


Tax Loss Carryforwards
As of June 30, 1996, the Company had approximately $1,800,000 of tax loss carryforwards. A valuation allowance has been recorded for the net deferred tax asset of $700,000 arising primarily from tax loss carryforwards because, in the Company's assessment, it is more likely than not that the deferred tax asset will not be realized.

New Accounting Pronouncements
The Financial Accounting Standards Board has recently issued Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets" and SFAS No. 123, "Accounting for Stock Based
Compensation." SFAS No. 121 requires that long-lived assets and certain identifiable intangibles be reported at the lower of the carrying amount or their estimated recoverable amount. The adoption of this statement in the first quarter of fiscal 1997 by the Company did not have an impact on the financial statements.

SFAS No. 123 encourages the accounting for stock-based employee compensation programs to be reported within the financial statements on a fair value based method. If the fair value based method is not adopted, then the statement requires pro-forma disclosure of net income and earnings per share as if the fair value based method had been adopted. While the Company is evaluating the impact of the pronouncement, it expects to continue to account for stock options utilizing the "intrinsic value based method" as is allowed by the statement and therefore does not expect SFAS No. 123 to have a material impact on its financial position, results of operations and cash flows.

Business Risks
This  registration  statement  contains a number of  forward-looking  statements which reflect the Company's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties, including those discussed below, that could cause actual results to differ materially from historical results or those anticipated. In this report, the words "anticipates," "believes," "expects," "intends," "future" and similar expressions identify forward-looking statements. Readers are cautioned to consider the specific risk factors described below and not to place undue reliance on the forward-looking statements contained herein, which speak only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements, to reflect events or circumstances that may arise after the date hereof.


Absence of Profitable Operations and Possible Insufficiency of Capital - The Company has incurred significant operating losses since inception. The Company incurred an operating loss of $763,450 for the fiscal year ended June 30, 1996 and $1,339,613 for the nine months ended March 31, 1997. The Company has had limited financial results upon which investors may base an assessment of its potential. There can be no assurance profitable operations can be achieved or that additional capital will not be required.


Possible Inability to Continue as a Going Concern - The Company has suffered recurring losses from operations. This factor, in combination with (i) reliance upon debt and equity financing to fund losses from operations and cash flow deficits, (ii) material net losses and cash flow deficits from operations and
(iv) the possibility that the Company may be unable to meet its debts as they come due, raise doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent upon obtaining additional capital and ultimately achieving and maintaining profitable operations, as to which no assurance can be given.

Competition and Technological Change - The possibility exists that a business rating service and certification mark similar to or competitive with that of the Company will be developed. It is also possible that future competition will try to duplicate the Company's concept. The Company could face head-on competition from vastly larger and better financed companies with the means to launch a high-impact campaign locally or nationally. Technological changes in the manner of selecting service businesses and communicating information to consumers could also have a negative impact on the Company's business. As a provider of consumer information through the Internet and various media the Company will be required to adapt to new and changing technologies. There can be no assurance that the Company's services will remain viable or competitive in face of technological change.

Dependence on Officers and Directors - The Company is substantially dependent upon the experience and knowledge of its officers and directors. The loss to the Company of such persons, particularly Mr. James Stein, could be detrimental to the Company's development, especially since it may not have the funds to hire management personnel with the requisite expertise.

Managing a Growing and Changing Business - The Company continues to experience changes in its operations resulting from expansion of its business and other factors which has and may place demands on its administrative, operational and financial resources. The Company's future performance will depend in part on its ability to manage growth and to adapt its administrative, operational and financial control systems to the needs of an expanding entity. The failure of management to anticipate, respond to and manage changing business conditions could have a material adverse effect on the Company's business and results of operations.

Government Regulation and Legal Uncertainties - The Company is not currently subject to direct regulation other than federal and state regulation applicable to businesses generally. The Company may also be subject to uninsured claims by consumers for actions of licensees or other claims incident to its business operations.

Stock Trading Risks and Uncertainties - See Part II - Item 1 "Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

                               Part II - Part F/S

                          INDEX TO FINANCIAL STATEMENTS

The following is an index of the consolidated financial statements that follow immediately after this index to financial statements:

                                                                       Page
                                                                       ----
   Independent Accountants' Report                                     F-2
   Consolidated Balance Sheets as of June 30, 1996 and 1995            F-3
   Consolidated Statements of Operations for the years                 F-4
     ended June 30, 1996 and 1995
   Consolidated Statements of Stockholders' Equity for                 F-5
     the years ended June 30, 1996 and 1995
   Consolidated Statements of Cash Flows for the years                 F-6
     ended June 30, 1996 and 1995
   Notes to Consolidated Financial Statements                          F-7

   Consolidated Balance Sheets as of March 31, 1997 and
     June 30, 1996 (unaudited)                                         F-15
   Consolidated Statements of Operations for the nine
     months ended March 31, 1997 and 1996 (unaudited)                  F-16
   Consolidated Statements of Cash Flows for the nine
     months ended March 31, 1997 and 1996 (unaudited)                  F-17
   Notes to Interim Consolidated Financial Statements                  F-18

                              VALUESTAR CORPORATION

                        CONSOLIDATED FINANCIAL STATEMENTS

                             JUNE 30, 1996 AND 1995

To the Board of Directors
and Shareholders of
ValueStar Corporation


                         INDEPENDENT ACCOUNTANTS' REPORT

     We have audited the accompanying consolidated balance sheets of ValueStar Corporation as of June 30, 1996 and 1995, and the related consolidated statements of operations, shareholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ValueStar Corporation as of June 30, 1996 and 1995, and the results of its operations, shareholders' equity and cash flows for the years then ended in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred losses from operations, and has relied on the sale of its common stock, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.


     As more fully described in Note 9 to the financial statements, non-cash compensation expense has been recorded to reflect the release of escrow shares during the year ended June 30, 1995 and certain amounts previously deferred as of June 30, 1995 and 1996, have been expensed in the respective years. Accordingly, the 1995 and 1996 financial statements have been restated.



                                               /s/ MOHLER, NIXON & WILLIAMS
                                               MOHLER, NIXON & WILLIAMS
                                               Accountancy Corporation



Campbell, California
August 23, 1996,  except as to the
information in Note 9, for which
the date is October 9, 1997

VALUESTAR CORPORATION
Consolidated balance sheets as of June 30,
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                  1996                     1995
------------------------------------------------------------------------------------------------------------------------------------
Assets

Cash and cash equivalents                                                                      $   454,809              $    12,977
Accounts receivable, net                                                                            93,020                   27,154
Employee receivables                                                                                 6,900                      500
Inventories                                                                                         15,330                    9,469
Prepaid expenses and other                                                                           3,108                    3,543
------------------------------------------------------------------------------------------------------------------------------------
Total current assets                                                                               573,167                   53,643

Deferred costs                                                                                      69,162                    9,198
Property, equipment and intangible assets, net                                                      46,347                   12,274
------------------------------------------------------------------------------------------------------------------------------------
Total assets                                                                                   $   688,676              $    75,115
====================================================================================================================================
Liabilities and shareholders' equity

Notes payable to shareholders                                                                                           $    23,600
Accounts payable                                                                               $   157,528                   43,401
Other accrued expenses                                                                              87,219                   53,844
Deferred revenue                                                                                    50,739                   14,980
------------------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                          295,486                  135,825
------------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                                                                  295,486                  135,825
------------------------------------------------------------------------------------------------------------------------------------
Common stock -  par value $.00025;
        20,000,000 shares authorized;
        7,026,818 and 4,747,286 shares issued
        and outstanding at June 30, 1996 and
        1995, respectively                                                                           1,757                    1,186
Paid in capital                                                                                  2,735,105                1,509,076
Accumulated deficit                                                                             (2,343,672)              (1,570,972)
------------------------------------------------------------------------------------------------------------------------------------
Total shareholders' equity (deficit)                                                               393,190                  (60,710)
------------------------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity (deficit)                                           $   688,676              $    75,115
====================================================================================================================================


See independent accountants' report and accompanying notes to consolidated financial statements.

VALUESTAR CORPORATION
Consolidated statements of operations for the years ended June 30,

--------------------------------------------------------------------------------
                                                      1996              1995
--------------------------------------------------------------------------------
Net sales                                          $   410,269      $   248,776

Cost of sales                                          240,713           93,593
--------------------------------------------------------------------------------
Gross profit                                           169,556          155,183

Marketing and selling                                  602,585          171,288
General and administrative                             330,421          196,763
Non-cash compensation expense related to
  release of escrow shares                                --            428,750
--------------------------------------------------------------------------------
Total operating expenses                               933,006          796,801
--------------------------------------------------------------------------------
Loss from operations                                  (763,450)        (641,618)

Interest expense                                        (4,099)          (8,790)
Other expense                                           (5,151)            (611)
Other income                                                              1,716
--------------------------------------------------------------------------------
Net loss                                           $  (772,700)     $  (649,303)
================================================================================
Net loss per share                                 $     (0.14)     $     (0.16)
================================================================================
Weighted average number of shares                    5,432,615        4,131,755
================================================================================



See independent accountants' report and accompanying notes to consolidated financial statements.

VALUESTAR CORPORATION
Consolidated statements of shareholders' equity for the years ended June 30, 1996 and 1995



------------------------------------------------------------------------------------------------------------------------------------
                                                       Common stock
                                                       ------------
                                                                                                                        Total
                                                                   Par              Paid in       Accumulated       shareholders'
                                                   Shares          amount           capital         deficit        equity (deficit)
------------------------------------------------------------------------------------------------------------------------------------
June 30, 1994                                     4,097,000      $     1,024      $   867,888     $  (921,669)     $   (52,757)

Sale of stock at $0.20
   per share                                        100,000               25           19,975                           20,000
Sale of stock at $0.35
   per share                                        357,143               89          124,911                          125,000
Conversion of debt to
   stock at $0.35 per share                         193,143               48           67,552                           67,600
Expense related to release of
  escrow shares                                        --               --            428,750                          428,750

Net loss                                                                                             (649,303)        (649,303)
------------------------------------------------------------------------------------------------------------------------------------
June 30, 1995                                     4,747,286            1,186        1,509,076      (1,570,972)         (60,710)
------------------------------------------------------------------------------------------------------------------------------------
Sale of stock at $0.35
   per share                                        310,000               77          108,423                          108,500
Sale of stock at $0.50
   per share                                      1,100,000              275          549,725                          550,000
Conversion of debt to
   stock at $0.50 per share                         136,200               34           68,066                           68,100
Sale of 666,666 shares of stock at
   $0.75 per share, plus 66,666 shares
   issued for net offering costs                    733,332              185          499,815                          500,000
Net loss                                                                                             (772,700)        (772,700)
------------------------------------------------------------------------------------------------------------------------------------
June 30, 1996                                     7,026,818      $     1,757      $ 2,735,105     $(2,343,672)     $   393,190
====================================================================================================================================



See independent accountants' report and accompanying notes to consolidated financial statements.

VALUESTAR CORPORATION
Consolidated statements of cash flows for the years ended June 30,


------------------------------------------------------------------------------------------------------------------------------------
                                                                                                   1996                     1995
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
        Net loss                                                                               $  (772,700)             $  (649,303)
        Adjustments to reconcile net loss to net
        cash used by operating activities:
                Depreciation and amortization                                                        4,577                    3,064
                Increase (decrease) in bad debt allowance                                             (207)                   7,000
                Non-cash expense related to release of
                  of escrow shares                                                                    --                    428,750
                Changes in assets and liabilities:
                        Accounts receivable                                                        (65,659)                 (15,247)
                        Employee receivable                                                         (6,400)                     128
                        Inventories                                                                 (5,861)                  (7,857)
                        Prepaid expenses and other                                                     435                   (1,171)
                        Deferred costs                                                             (59,964)                  (9,198)
                        Accounts payable                                                           114,127                    2,184
                        Other accrued expenses                                                      33,375                   32,623
                        Deferred revenue                                                            35,759                   (3,396)
------------------------------------------------------------------------------------------------------------------------------------
Net cash used by operations                                                                       (722,518)                (212,423)
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
        Capital expenditures                                                                       (38,650)                  (1,189)
------------------------------------------------------------------------------------------------------------------------------------
Net cash used by investing activities                                                              (38,650)                  (1,189)
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
        Proceeds from sale of capital stock                                                      1,158,500                  145,000
        Proceeds from debt                                                                          68,100                  106,500
        Repayment of debt                                                                          (23,600)                 (25,000)
------------------------------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                                                        1,203,000                  226,500
------------------------------------------------------------------------------------------------------------------------------------
Net increase in cash and cash equivalents                                                          441,832                   12,888
Cash and cash equivalents at beginning of year                                                      12,977                       89
------------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                                       $   454,809              $    12,977
====================================================================================================================================
Supplemental cash flow information:

Debt converted to common stock                                                                 $    68,100              $    67,600
Increase in common stock through recognition
  of expense related to escrow shares                                                                 --                $   428,750


See independent accountants' report and accompanying notes to consolidated financial statements.

                              VALUESTAR CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             June 30, 1996 and 1995

Note 1 - The Company and its significant accounting policies:

         ValueStar Corporation (the Company) was incorporated in Colorado in 1987 and is the holding company for its wholly owned subsidiary, ValueStar, Inc., which was incorporated in California in 1991. ValueStar, Inc. issues a certification mark ("Consumer ValueStar") to those local service and professional industries, primarily in the San Francisco Bay Area, that can demonstrate a certain level of customer satisfaction, proper licensing and adequate insurance. The Company also publishes a listing of service and professional firms that are awarded the "Consumer ValueStar."

         The Company utilizes the services of a third party to perform surveys of customer satisfaction under a contract which expires December 31, 1998.

Principles of consolidation -

         The consolidated financial statements include the accounts of ValueStar Corporation and ValueStar, Inc. All significant intercompany transactions and account balances have been eliminated in consolidation.

Cash equivalents -

         The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash and cash equivalents consist of deposits in a single bank in excess of federally insured limits.

Allowance for doubtful accounts -

         The Company utilizes the reserve method of accounting for the recognition of potentially uncollectible accounts receivable. The allowance for doubtful accounts was $6,793 and $7,000 at June 30, 1996 and 1995, respectively.

Inventories -

         Inventories, which consist of promotional materials for sale to customers, are stated at the lower of cost or fair market value on a first-in, first-out basis.

Property and equipment -

         Property and equipment are stated at cost. Depreciation is computed on the straight-line method based on the estimated useful life of five to seven years of the respective assets.

Revenue and customer cost recognition -

Revenues:

         The Company's revenues are primarily from research and rating fees paid by new and renewal customers, license fees from qualified applicants and renewal customers, and sales of marketing materials and related services. The Company, from time to time, provides discounts, incentives and satisfaction guarantees to first time applicants, and may extend payment terms on the license fee.

         Consumer ValueStar license fees and customer research and rating fees are recognized when all related services are provided to the customer. The
Company provides a reserve for customer satisfaction guarantees. Sales of marketing materials and other services are recognized as materials are delivered or shipped or services are rendered.

Customer costs:

         Effective July 1, 1994, with the adoption by the Company of Statement of Position No. 93-7 (SOP 93-7), Reporting on Advertising Costs, certain customer acquisition costs are deferred and amortized over a 12 month period. These costs, which relate directly to targeted new licensee solicitations, primarily include targeted direct-response advertising programs consisting of telemarketing, printing and mailing costs. No indirect costs are included in deferred customer acquisition costs. Costs incurred for other than specific targeted customers, including general marketing, are expensed as incurred. The total amount of advertising costs charged to expense was $203,195 and $101,861 in 1996 and 1995, respectively.

         Deferred costs are periodically evaluated to determine if adjustments for impairment are necessary.

         Costs of the Company's consumer publication, the Consumer ValueStar Report, are recognized upon publication.

Income taxes -

         The provision for income taxes is based on income reported in the consolidated financial statements. Deferred income taxes are provided for temporary differences between the financial reporting and tax basis of the Company's assets and liabilities.

Net loss per share -

         Net loss per common share is based on the weighted average number of shares outstanding during the year. Options to purchase stock are not included in the calculation, as the affect would be anti-dilutive.

Risks and uncertainties -

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Continued operations -

         The accompanying consolidated financial statements have been prepared assuming the Company will continue operating as a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has incurred operating losses in prior fiscal years and losses are continuing. The Company's operations have been funded for the most part from the sale of common stock.

         The Company's ability to continue as a going concern is dependent upon obtaining additional capital and ultimately achieving and maintaining profitable operations. The Company is working aggressively to increase revenues through expanding the number of new licensees, maintaining high rates of renewals and selling additional services to its licensees, which it believes will ultimately lead to profitable operations. The Company is also seeking additional debt or equity capital from existing shareholders and others. However, the lack of additional capital could force the Company to reduce the emphasis on new licensee growth and curtail or scale back operations in more reliance on higher profitable renewals. Such actions could have an adverse effect on the Company's business. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Recent accounting pronouncements -

         The Financial Accounting Standards Board has recently issued Statement of Financial Accounting Standards ("SFAS") No. 121, Accounting for the Impairment of Long-Lived Assets and SFAS No. 123, Accounting for Stock Based Compensation. SFAS No. 121 requires that long-lived assets and certain identifiable intangibles be reported at the lower of the carrying amount or their estimated recoverable amount and the adoption of this statement by the Company is not expected to have an impact on the financial statements. SFAS No. 123 encourages the accounting for stock-based employee compensation programs to be reported within the financial statements on a fair value based method. If the fair value based method is not adopted, then the statement requires pro-forma disclosure of net income and earnings per share as if the fair value based method had been adopted. The Company currently does not intend to adopt the fair value accounting method prescribed by SFAS 123, and will be subject only to the disclosure requirements prescribed by SFAS 123. However, the Company intends to continue its analysis of SFAS 123 and may elect to adopt its provisions in the future. Both statements are effective for fiscal years beginning after December 15, 1995.

Note 2 - Property, equipment and intangible assets:

                                                          1996             1995
                                                         -------         -------

Computer equipment                                       $29,072         $ 6,590
Office equipment                                           4,954           2,549
Furniture and fixtures                                    15,013           1,250
Leasehold improvements                                       446             446
Logo design                                                4,949           4,949
                                                         -------         -------

                                                          54,434          15,784
Less accumulated depreciation
    and amortization                                       8,087           3,510
                                                         -------         -------

                                                         $46,347         $12,274
                                                         =======         =======

         Depreciation expense for 1996 and 1995 was approximately $4,600 and $3,100, respectively.

Note 3 - Deferred costs:

         Deferred costs at June 30 consist of:

                                                         1996             1995
                                                       --------         --------

Telemarketing                                          $ 69,277         $  9,478
Direct mail                                              48,302            3,429
                                                       --------         --------
                                                        117,579           12,907

Less amortization for the year                           48,417            3,709
                                                       --------         --------

                                                       $ 69,162         $  9,198
                                                       ========         ========

         Costs are amortized over periods up to one year.

Note 4 - Shareholder debt:

         During the years ended June 30, 1996 and 1995, the Company borrowed $68,100 and $106,500, respectively, from various shareholders. Notes to these shareholders are due on demand with interest at 12% per annum. Interest on these notes amounted to $4,099 and $19,507 for 1996 and 1995, respectively. Notes in the amount of $68,100 and $67,600 were exchanged for common stock as of June 30, 1996 and 1995, respectively, at an exchange rate of $0.50 and $0.35 per share, respectively. Shareholder notes totaled $23,600 at June 30, 1995. No notes were outstanding as of June 30, 1996.

Note 5 - Common stock and options:

Common stock -

         The Company has one series of par value common stock authorized and outstanding. The par value is $.00025 and 20,000,000 shares are authorized.

         Under an escrow agreement dated June 27, 1992, resulting from the acquisition of ValueStar, Inc. by the Company, the release of 1,225,000 shares of common stock held by James Stein, an officer and director, was contingent on attaining certain operating results. During the year ended June 30, 1995, the Board of Directors determined that 200,000 shares could be released from escrow and authorized the release of the remaining 1,025,000 shares held in escrow subject to a new lock-up agreement and shareholder approval which was obtained on July 20, 1995. Under the terms of the lock-up agreement, Mr. Stein may not sell the released shares until the first to occur of (a) three years from the release of the shares from escrow, or (b) when audited or unaudited financial statements of the Company, prepared in accordance with generally accepted accounting principles, demonstrate that the Company has realized net profits for two consecutive fiscal quarters.

         The Company recorded $428,750 in non-cash expense for the fiscal year ended June 30, 1995 related to the release from escrow of the 1,225,000 common shares.

         During fiscal 1996, the Company completed stock offerings of 310,000 common shares at $0.35 per share, 1,100,000 common shares at $0.50 per share, and 666,666 common shares at $0.75 per share plus 66,666 common shares issued for net offering costs. A total of 136,200 common shares were issued in exchange for shareholder notes of $68,100 (see Note 4).


Stock options -

         The 1992 Incentive Stock Option Plan (ISO Plan) expires in 2002 and allows for the issuance of options to employees to purchase up to 250,000 shares of common stock. The 1992 Non-Statutory Stock Option Plan (NSO Plan) also expires in 2002 and allows the issuance of options to employees to purchase up to 250,000 shares of common stock. The 1996 Stock Option Plan expires in 2006 and allows for the issuance of options to selected employees, directors and consultants to purchase up to 400,000 shares of common stock. An option granted under the 1996 Stock Option Plan may be an incentive stock option (ISO), which may be granted only to employees, or a nonqualified stock option (NQO) as determined by the Plan Committee.

         The option price under each of the plans will not be less than the fair market value at the date of grant as determined by the Board of Directors. In the case of a significant shareholder, the option price of shares under the 1992 ISO Plan and the 1996 Stock Option Plan will not be less than 110% of the fair market value of the share on the date of grant. Options are granted under the plans for periods not to exceed ten years and become exercisable based on vesting terms determined by the Board of Directors or Plan Committee at the date of grant.

         Information with respect to stock option transactions for the years ended June 30, 1996 and 1995 is as follows:

                                                                         Number
                                                     Available          of Options                      Price per
                                                     for Grant         Outstanding     Exercisable        Share
                                                     ---------         -----------     -----------        -----
         1992 ISO Plan:
         Balance June 30, 1994                         250,000
            Granted                                   (200,000)          200,000                         $  .40
                                                      --------           -------

         Balance June 30, 1995                          50,000           200,000
            Granted                                    (50,000)           50,000                            .50
                                                     ---------          --------
         Balance June 30, 1996                              -            250,000          230,000
                                                     =========           =======          =======

         1992 NSO Plan:
         Balance June 30, 1994                         250,000
            Granted                                   (200,000)          200,000                        .40-.50
                                                      --------           -------

         Balance June 30, 1995                          50,000           200,000
            Granted                                    (50,000)           50,000                            .50
                                                     ---------          --------

         Balance June 30, 1996                              -            250,000          250,000
                                                     =========           =======          =======

         1996 Stock Option Plan:
         January 19, 1996 (inception)                  400,000
            ISO's granted                             (170,000)          170,000                            .50
            NQO's granted                             (170,000)          170,000                            .50
                                                      --------           -------

         Balance June 30, 1996                          60,000           340,000          178,833
                                                     =========           =======          =======

         Options under all plans must be exercised within a five year period from the date of grant. No shares were exercised under the plans as of June 30, 1996.


Note 6 - Income taxes:

         There was no provision for income taxes for the years ended June 30, 1996 and 1995.

         Temporary differences and carryforwards which result in significant deferred tax assets as of June 30, 1996 and 1995 approximated $700,000 and $400,000, respectively.

         Under Statement of Financial Accounting Standards No. 109, a valuation allowance must be established for a deferred tax asset if a tax benefit may not be realized from the asset. The Company has established a valuation allowance for the full amount of its deferred tax assets as recognition of these assets is uncertain due to the Company's recurring losses.

         The Company has approximately $1,800,000 of federal net operating loss carryforwards at June 30, 1996 available to offset future taxable income which expire in the years 2006 through 2010. The Company has California net operating loss carryforwards of approximately $900,000 at June 30, 1996 which expire in the years 1997 through 2002. For federal and California tax purposes, the Company's net operating loss carryforward may be subject to certain limitations on annual utilization due to changes in ownership.

Note 7 - Commitments:

         The Company entered into a facility lease agreement for a period of three years which commenced on August 1, 1995 and requires monthly payments through July 3, 1998 of approximately $1,800. Total rent expense was approximately $22,500 in 1996 and $22,000 in 1995.

Note 8 - Subsequent event:

         In July 1996, the Company opened a new sales territory encompassing Sacramento and San Joaquin Counties in California.

Note 9 - Restatement of 1995 and 1996 Financial Statements:

The Company has restated its financial statements for the years ended June 30, 1996 and 1995 to reflect the following changes in accounting methods: expensing certain costs associated with its rating and research fees that had previously been deferred and amortized; expensing marketing and selling costs associated with the printing and distribution of the Company's consumer publication that had been previously deferred and amortized; and to recognize the fair value of 1,225,000 shares of common stock released from escrow as a non-cash charge to income in the period in which the shares were released (see Note 5). The Company believes the deferral changes better reflect the matching of costs with related revenues. As a result of these changes deferred costs at June 30, 1995 were reduced by $50,632 with a corresponding decrease on total assets and stockholders' equity and deferred costs at June 30, 1996 were reduced by $64,004 with a corresponding decrease on total assets and stockholders' equity. The impact of these accounting changes on the Company's financial results as originally reported are as follows:

                                Fiscal 1996                    Fiscal 1995
                        As Reported    As Restated    As Reported    As Restated
Net loss               $  (759,328)   $  (772,700)   $  (169,921)   $  (649,303)
Net loss per share     $  (0.14)      $  (0.14)      $  (0.04)      $  (0.16)

                              VALUESTAR CORPORATION


                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)

                                 March 31, 1997

                              VALUESTAR CORPORATION

                 Interim Consolidated Financial Statement Index


  Consolidated Balance Sheets as of March 31, 1997 and
  June 30, 1996 (Unaudited)                                                F-15

  Consolidated Statements of Operations for the nine months ended
  March 31, 1997 and 1996 (Unaudited)                                      F-16

  Consolidated Statements of Cash Flows for the nine months ended
  March 31, 1997 and 1996 (Unaudited)                                      F-17

  Notes to Interim Consolidated Financial Statements                       F-18

                                                        VALUESTAR CORPORATION

                                                     CONSOLIDATED BALANCE SHEETS
                                                             (UNAUDITED)


                                                                                                March 31,                 June 30,
                                                                                                  1997                      1996
                                                                                               -----------              -----------
                  ASSETS
Current Assets
     Cash and cash equivalents                                                                 $   163,854              $   454,809
     Accounts receivable, net                                                                      203,994                   93,020
     Employee receivables                                                                            5,500                    6,900
     Inventories                                                                                    39,037                   15,330
     Prepaid and other                                                                               6,132                    3,108
                                                                                               -----------              -----------
                                                                                                   418,517                  573,167

Deferred costs - net                                                                                82,943                   69,162
Property equipment and intangibles-net                                                              57,916                   46,347
                                                                                               -----------              -----------
                                                                                               $   559,376              $   688,676
                                                                                               ===========              ===========



                  LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
     Accounts payable                                                                          $   416,639              $   157,528
     Accrued expenses                                                                              134,649                   87,219
     Deferred revenue                                                                               34,440                   50,739
                                                                                               -----------              -----------
                                                                                                   585,728                  295,486

Long-term notes                                                                                    100,000                     --
                                                                                               -----------              -----------
     Total liabilities                                                                             685,728                  295,486

Stockholders' Equity
     Preferred stock, $.00025 par value,
       5,000,000 authorized; no shares issued
       and outstanding
     Common stock, $.00025 par value,
       20,000,000 shares authorized,
       8,072,913 and 7,026,818 shares issued and
          outstanding respectively                                                                   2,018                    1,757
     Paid in capital                                                                             3,519,915                2,735,105
     Common stock subscribed                                                                        40,000                     --
     Deficit                                                                                    (3,688,285)              (2,343,672)
                                                                                               -----------              -----------
                  Total Stockholders' Equity                                                      (126,352)                 393,190
                                                                                               -----------              -----------
                                                                                               $   559,376              $   688,676
                                                                                               ===========              ===========



                                See accompanying notes to interim consolidated financial statements.

                              VALUESTAR CORPORATION

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (UNAUDITED)





                                                          Nine months ended
                                                             March 31,
                                                        1997            1996
                                                    -----------     -----------

Revenues                                            $   578,175     $   252,501

Costs and expenses:
     Cost of revenues                                   319,348         127,936
     Sales costs                                        697,358         295,496
     Marketing and promotion                            546,375         103,680
     General and administrative                         354,707         209,326
                                                    -----------     -----------
                  Total costs and expenses            1,917,788         736,438
                                                    -----------     -----------

Loss from operations                                 (1,339,613)       (483,937)

Interest expense                                         (5,000)         (2,926)
Other income (expense)                                     --            (3,387)
                                                    -----------     -----------

Net loss                                            $(1,344,613)    $  (490,250)
                                                    ===========     ===========


Net loss per share                                  $     (0.19)    $     (0.10)
                                                    ===========     ===========


Weighted average number of shares                     7,067,438       5,128,909
                                                    ===========     ===========


      See accompanying notes to interim consolidated financial statements.

                                                        VALUESTAR CORPORATION

                                                CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                             (UNAUDITED)

                                                                                                       Nine months ended
                                                                                                            March 31,
                                                                                                   1997                   1996
                                                                                                -----------             -----------

Cash Flows from Operating Activities
     Net income (loss)                                                                          $(1,344,613)            $  (490,250)
     Adjustments to reconcile net loss to net cash
     used by operating activities:
       Depreciation and amortization                                                                  6,496
                                                                                                                              1,787
       Amortization of deferred costs                                                                86,812
                                                                                                                             31,986
       Common stock issued for services                                                               2,175                    --
       Changes in assets and liabilities:
         Accounts receivable                                                                       (110,974)                (75,270)
         Employee receivable                                                                          1,400                    --
         Inventories                                                                                (23,707)                 (2,199)
         Prepaid expenses and other                                                                  (3,024)                 (8,528)
         Deferred costs                                                                            (100,593)                (67,492)
         Accounts payable                                                                           259,111                  12,596
         Accrued expenses                                                                            79,826                   3,823
         Deferred revenue                                                                           (16,299)                 23,484
                                                                                                -----------             -----------
Net Cash Flows Used by Operations                                                                (1,163,390)               (570,063)

Cash Flows from Investing Activities
     Capital expenditures                                                                           (17,565)                (23,772)
                                                                                                -----------             -----------
Net Cash Used by Investing Activities                                                               (17,565)                (23,772)

Cash Flows from Financing Activities
     Sale of common stock                                                                           750,000                 598,000
     Common stock subscribed                                                                         40,000                    --
     Proceeds from debt                                                                             100,000                  95,000
     Debt repayment                                                                                    --                   (20,000)
                                                                                                -----------             -----------

Net Cash Provided by Financing Activities                                                           890,000                 673,000
                                                                                                -----------             -----------

Increase (Decrease) in Cash and Cash Equivalents                                                   (290,955)                 79,165

Cash and Cash Equivalents at Beginning of Period                                                    454,809                  12,977
                                                                                                -----------             -----------

Cash and Cash Equivalents at End of Period                                                      $   163,854             $    92,142
                                                                                                ===========             ===========


Supplemental Cash Flow Information:
     Non-cash financing activities:
       Debt converted to common stock                                                           $      --               $    78,600
       Accrued expenses exchanged for common stock                                                   32,396                    --
       Value assigned to warrants issued with long-term debt                                            500                    --
     Cash paid for interest                                                                           5,000                   2,926


                                See accompanying notes to interim consolidated financial statements.

                              VALUESTAR CORPORATION

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)


1. OPERATIONS
ValueStar Corporation (the "Company"), through its wholly-owned subsidiary ValueStar, Inc., issues a certification mark ("ValueStar(R) Certified") to those local service and professional businesses, in the San Francisco Bay and Sacramento, California areas, that rate high in customer satisfaction and maintain proper licensing and insurance. The Company communicates information about highly rated service and professional firms that have earned "ValueStar Certified" through various media including its Internet site (www.valuestar.com), a periodic publication (Consumer ValueStar Reports) and a voice-text service (808-STAR).

The Company's revenues are primarily from research and rating fees paid by new and renewal customers, license fees from qualified applicants and renewal customers, and sales of information services products. The Company, from time to time, provides discounts, incentives and satisfaction guarantees to first time applicants, and may extend payment terms on the annual license fee. License fees and related cost of sales consisting of customer research and rating fees are recognized when all related services are provided to the customer. The Company provides a reserve for customer satisfaction guarantees. Sales of information services are recognized as materials are delivered or shipped or services are rendered.

Costs incurred in printing and distributing the Company's consumer publication, Consumer ValueStar Report, published in January and July, and any related revenues are recognized upon publication.

2. STATEMENT PRESENTATION
The accompanying unaudited interim financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. They do not include all information and footnotes required by generally accepted accounting principles. The interim financial statements and notes thereto should be read in conjunction with the Company's audited financial statements and notes thereto for the year ended June 30, 1996.

In the opinion of management, the interim financial statements reflect all adjustments of a normal recurring nature necessary for a fair statement of the results for interim periods. Operating results for the nine month periods are not necessarily indicative of the results that may be expected for the year.

Certain reclassifications have been made in the prior year to conform to the current period presentation.

3. INVENTORIES
Inventory is recorded at cost using the first-in first-out method of accounting. Inventories consist of brochures and related materials for resale.

4. DEFERRED COSTS
Effective July 1, 1994, with the adoption by the Company of Statement of Position No. 93-7 (SOP 93-7), Reporting on Advertising Costs, certain customer acquisition costs are deferred and amortized over a twelve month period on a straight-line method starting in the month incurred. These costs, which relate directly to targeted new licensee solicitations, primarily include targeted direct-response advertising programs consisting of telephone sales, printing and mailing costs. No indirect costs are included in deferred customer acquisition costs. Costs incurred for other than specific targeted customers, including general marketing expenses, are expensed as incurred.


Effective January 1, 1997, the Company modified new licensee solicitation primarily to telephone sales targeted directly and specifically to direct revenue-generating responses. No change was made to the amortization period. Any direct mail, advertising, costs associated with supporting telephone sales or generating leads and other general marketing expenses, are expensed as incurred. At March 31, 1997 net deferred telephone sales costs were $82,943 ($69,612 at June 30, 1996).

                              VALUESTAR CORPORATION

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)


4. DEFERRED COSTS (Continued)
The net effect of capitalizing and amortizing deferred costs was a reduction in costs and expenses of $13,781 and $35,506 for the nine months ended March 31, 1997 and 1996, respectively.


The Company estimates new licensees have an average life exceeding four years. Deferred costs are periodically evaluated to determine if adjustments for impairment are necessary.

5. LONG-TERM NOTES
The Company is obligated on two 12% notes in the amount of $50,000 each for an aggregate of $100,000 one of which is payable to the spouse of a director. These notes are due on September 30, 1998. The Company has granted each note holder a warrant to purchase 5,000 common shares (an aggregate of 10,000 shares) at an exercise price of $0.75 per share until September 30, 1998.

6. STOCKHOLDERS' EQUITY
The following table summarizes equity  transactions during the nine months ended
March 31, 1997:

                                                              Shares      Dollars
                                                            ----------   ----------
Balance July 1, 1996                                         7,026,818   $2,736,862
Sale of common stock for cash @ $.75 per share               1,000,000      750,000
Conversion of accrued expenses to stock @ $.75 per share        43,195       32,396
Value assigned to warrants issued with long-term debt             --            500
Common stock subscribed but unissued at March 31, 1997(1)         --         40,000
Issuance of stock to employees @ $.75 per share                  2,900        2,175
                                                            ----------   ----------
Balance March 31, 1997                                       8,072,913   $3,561,933
                                                            ==========   ==========

         (1) On April 7, the Company issued 53,333 common shares to a director at $.75 per share for the subscription for which cash was received prior to March 31, 1997.

At March 31, 1997 the Company had options outstanding pursuant to its 1992 ISO Plan covering 250,000 common shares with exercise prices of $0.40 to $0.50 per share expiring in 2000 and 2001. The Company also had options outstanding pursuant to its 1992 NSO Plan covering 250,000 common shares with exercise prices of $0.40 to $0.50 per share expiring between 1999 and 2001. The Company has options outstanding pursuant to its 1996 Stock Option Plan, as amended and restated, covering 255,000 common shares with an exercise price of $0.50 per share expiring in 2001 and 2002 and options outstanding pursuant to its 1997 Stock Option Plan covering 52,000 common shares with an exercise price of $0.75 per share expiring in 2002.

On March 14, 1997 the Company adopted the 1997 Employee Stock Compensation Plan providing for the issuance of up to 4,000 common shares to non-executive employees. At March 31, 1997 an aggregate of 2,900 common shares had been granted pursuant to this plan.

The Company's President and CEO has entered into a Lockup Agreement dated July 20, 1995 with respect to 1,025,000 common shares providing for no sale of the shares until the earliest of (a) July 20, 1998 (b) or upon the achievement and certification by a resolution of the Board of Directors that the Company has been profitable, in accordance with generally accepted accounting principles, for two consecutive fiscal quarters.

                              VALUESTAR CORPORATION

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)


7. INCOME TAXES
At March 31, 1997 a valuation allowance has been provided to offset the net deferred tax assets as management has determined that it is more likely than not that the deferred tax asset will not be realized. The Company has for federal income tax purposes net operating loss carryforwards of approximately $1,800,000 which expire through 2002 of which certain amounts are subject to limitations under the Internal Revenue Code, as amended.

8. NEW ACCOUNTING PRONOUNCEMENTS
The Financial Accounting Standards Board has recently issued Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets" and SFAS No. 123, "Accounting for Stock Based
Compensation." SFAS No. 121 requires that long-lived assets and certain identifiable intangibles be reported at the lower of the carrying amount or their estimated recoverable amount. The adoption of this statement in the first quarter of fiscal 1997 by the Company did not have an impact on the financial statements.

SFAS No. 123 encourages the accounting for stock-based employee compensation programs to be reported within the financial statements on a fair value based method. If the fair value based method is not adopted, then the statement requires pro-forma disclosure of net income and earnings per share as if the fair value based method had been adopted. While the Company is evaluating the impact of the pronouncement, it expects to continue to account for stock options utilizing the "intrinsic value based method" as is allowed by the statement and therefore does not expect SFAS No. 123 to have a material impact on its financial position, results of operations and cash flows.

9. SUBSEQUENT EVENTS
On April 16, 1997 the  Company's  shareholders  approved  the 1996 Stock  Option
Plan, as amended and restated to provide for options on up to 300,000 common shares, and a new 1997 Stock Option Plan providing for options on up to 200,000 common shares. The shareholders also authorized an amendment to the Company's articles of incorporation to authorize a maximum of 5,000,000 shares of undesignated preferred stock, par value $.00025 per share.

On April 30, 1997 in connection with consulting services the Company issued Stock Purchase Warrants exercisable into an aggregate of 150,000 shares of common stock at $0.75 per share until April 30, 2002.

10. RESTATEMENT OF INTERIM FINANCIAL STATEMENTS
Certain amounts previously capitalized as deferred costs (see Note 4) have been adjusted in each interim period. At March 31, 1997 deferred costs were reduced by $166,533 with a corresponding decrease on total assets and stockholders' equity. As a result of this adjustment, the net loss for the nine months ended March 31, 1997 and 1996 was increased by $102,529 ($0.01 per share) and $43,586 ($0.01 per share), respectively. These changes are consistent with restatements of results for the fiscal years ended June 30, 1996 and 1995.

                                    Part III

Item 1. Index to Exhibits

2. Charter and Bylaws

     2.1     Articles  of  Incorporation  of  the  Carson  Capital   Corporation
             (Colorado) as filed on January 28, 1987

   2.1.1     Amendment to Articles of  Incorporation  as filed on September  21,
             1992

   2.1.2     Amendment to Articles of Incorporation as filed on April 24, 1997

     2.2     Bylaws of the Company


3. Instruments Defining the Rights of Security Holders

     3.1     Form of Certificate evidencing Common Stock of the Company

     3.2     Lockup Agreement between the Company and James Stein dated July 20,
             1995

     3.3 Form of 12% Promissory Note with Non-Detachable Stock Purchase Warrant Due September 30, 1998 (aggregate of $100,000 principal and 10,000 Warrants exercisable at $0.75 per share)

     3.4 Form of Stock Purchase Warrant dated April 30, 1997 granted to five persons exercisable into an aggregate of 150,000 common shares at $0.75 per share until April 30, 2002 (Individual warrants differ as to holder and number of shares)

     3.5 Form of Stock Purchase Warrant dated June 30, 1997 granted to three investors exercisable into an aggregate of 200,000 common shares at $1.25 per share until June 30, 2002.


5. Voting Trust Agreement

             None


6. Material Contracts

     6.1 Research and Rating Agreement between the Public Research Institute of San Francisco State University and ValueStar, Inc. effective April 30, 1997

     6.2     1992 Incentive Stock Option Plan, As Amended

   6.2.1     Standard form of Incentive Stock Option Plan Agreement

     6.3     1992 Non-Statutory Stock Option Plan, As Amended

   6.3.1     Standard form of Non-Statutory Stock Option Plan Agreement

     6.4 Employment Agreement between the Company and James Stein dated June 27, 1992

   6.4.1 Employment Agreement between ValueStar, Inc. and James Stein dated May 1, 1992

     6.5 Employment Agreement between ValueStar, Inc. and Benjamin A. Pittman dated January 29, 1996

     6.6 Property Lease Agreement between Ballena Isle Marina and ValueStar, Inc. dated July 14, 1995

     6.7     1996 Stock Option Plan, as amended and restated

   6.7.1     Standard form of 1996 Stock Plan Agreement

     6.8     1997 Stock Option Plan

   6.8.1     Standard form of 1997 Stock Plan Agreement

     6.9     1997 Employee Stock Compensation Plan


7. Material Foreign Patents

             None

16.1   Letter on Change in Accountant

27.1*   Financial Data Schedules

The exhibits listed above (other than that designated by * which are filed herewith) were filed as exhibits with the same number with the Company's initial Form 10-SB filed on May 29, 1997 or Form 10-SB/A, Amendment No. 1 filed on August 18, 1997 or Form 10-SB/A, Amendment No. 2 filed on September 18, 1997.

Item 2. Description of Exhibits

The documents required to be filed and as listed on the immediately preceding Index to Exhibits follow immediately after the signatures below.


                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement amendment to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                    VALUESTAR CORPORATION


                                           By:  /s/ JAMES STEIN
                                                James Stein, President and Chief
                                                Executive Officer


Date:  October 15, 1997


                                       30